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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 19, 2018

FEDERAL STREET ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-38153 (Commission File Number)	82-0908890 (I.R.S. Employer Identification No.)

100 Federal Street, 35th Floor
Boston, Massachusetts 02110
(Address of principal executive offices)

Registrant's telephone number, including area code: (617) 227-1050

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☒
Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.    Entry into Material Definitive Agreement.

Amended and Restated Agreement and Plan of Merger

        On December 19, 2018, Federal Street Acquisition Corp. ("FSAC") entered into an Amended and Restated Agreement and Plan of Merger (as further amended from time to time, the "A&R Merger Agreement") with Agiliti, Inc. ("Agiliti"), Umpire SPAC Merger Sub, Inc., Umpire Cash Merger Sub, Inc., Agiliti Holdco, Inc. ("Agiliti Holdco"), solely in its capacity as a Majority Stockholder, IPC/UHS Co-Investment Partners, L.P., solely in its capacity as the Majority Stockholder and Stockholders' Representative, IPC/UHS, L.P. (together with IPC/UHS Co-Investment Partners, L.P., "IPC"), and, solely for Sections 1.6 and 9.12 of the A&R Merger Agreement, Umpire Equity Merger Sub, Inc., a Delaware corporation. The A&R Merger Agreement amended and restated the terms of the Agreement and Plan of Merger entered into by FSAC and the parties thereto on August 13, 2018 (the "Original Merger Agreement") by, among others, (i) reducing the aggregate consideration (the "Aggregate Consideration") to be paid to holders of equity interests in Agiliti Holdco (the "Selling Equityholders") as of the time immediately prior to the business combination from approximately $1.58 billion to approximately $1.44 billion; (ii) providing that the Aggregate Consideration will be payable solely in cash, rather than a combination of cash and Agiliti common stock, and in turn both removing the Maximum Equity Condition and modifying the Minimum Cash Condition (as each such term is defined in the definitive proxy statement/prospectus filed by FSAC on October 10, 2018) to remove the ability of the Selling Equityholders to elect to receive Agiliti common stock in lieu of cash, although Agiliti Holdco optionholders will receive 25% of the Aggregate Consideration to which they are otherwise entitled in equity interests of Agiliti; (iii) providing for certain adjustments with respect to the calculation of the Aggregate Consideration; (iv) removing the condition to Agiliti Holdco's obligation to complete the Business Combination that the Agiliti common stock be approved for listing on NASDAQ, although this remains a condition to FSAC's obligation to complete the Business Combination (absent a waiver by FSAC and Agiliti); and (v) removing IPC's board nomination rights and registration rights. The A&R Merger Agreement also provides that Agiliti Holdco will not, prior to January 9, 2019, exercise its right to terminate the A&R Merger Agreement as a result of the transaction not having been consummated prior to the outside date.

        A copy of the A&R Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the A&R Merger Agreement is qualified in its entirety by reference thereto.

Backstop Agreement

        On December 19, 2018, FSAC entered into the Amended and Restated Subscription Agreement (the "Backstop Agreement") with THL Agiliti LLC (the "THL Stockholder"), pursuant to which THL Stockholder agreed to purchase a number of shares of FSAC common stock at a price of $8.50 per share necessary to cause the Minimum Cash Condition (as defined in the supplement to the definitive proxy statement/prospectus filed by FSAC on December 19, 2018) to be satisfied, subject to a cap of $750 million. The Backstop Agreement has been entered into in order to ensure the Minimum Cash Condition will be satisfied and is in lieu of the subscription agreements for the Private Placement described in the definitive proxy statement/prospectus filed by FSAC with the SEC on October 10, 2018.

        A copy of the Backstop Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Backstop Agreement is qualified in its entirety by reference thereto.

Item 1.02.    Termination of a Material Definitive Agreement.

Subscription Agreements

        FSAC is permitted under the terms of the A&R Merger Agreement to terminate each of the subscription agreements entered into by FSAC with certain investors parties thereto in connection with the execution of the Original Merger Agreement, except for the subscription agreement between FSAC and THL Stockholder which was amended and restated by the THL Backstop Agreement as described above.

Item 7.01    Regulation FD Disclosure.

        On December 19, 2018, FSAC and Agiliti Health, Inc. (f/k/a Universal Hospital Services, Inc.), the operating subsidiary of Agiliti Holdco, issued a joint press release announcing that FSAC had amended the terms of the Original Merger Agreement with Agiliti Holdco and entered into a subscription agreement with an affiliate of Thomas H. Lee Partners. L.P.

        FSAC is also filing an investor presentation slide.

        A copy of the press release and investor presentation slide are attached to this Current Report on Form 8-K as Exhibits 99.1 and 99.2 and incorporated herein by reference.

        In accordance with General Instruction B.2 of Form 8-K, the information under this Item 7.01, including Exhibits 99.1 and 99.2, shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information, including Exhibits 99.1 and 99.2, be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as shall be expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

        On December 19, 2018, FSAC filed a supplement to the definitive proxy statement/prospectus that was filed with the SEC on October 10, 2018 for use at the Special Meeting. The supplement to the definitive proxy statement/prospectus and the definitive proxy statement/prospectus each forms part of a Registration Statement on Form S-4 with respect to the securities being issued by Agiliti, Inc. ("Agiliti") in the transaction (the "Prospectus/Proxy Statement"). The Registration Statement on Form S-4 was declared effective by the SEC on October 10, 2018. The Prospectus/Proxy Statement has been mailed to FSAC stockholders as of the record date. INVESTORS AND SECURITY HOLDERS OF FSAC AND AGILITI HOLDCO ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Prospectus/Proxy Statement and other documents containing important information about FSAC, Agiliti Holdco and Agiliti through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FSAC can be obtained free of charge on FSAC's website at http://www.thl.com/fsac or by directing a written request to Federal Street Acquisition Corp., 100 Federal Street, 35th Floor, Boston, MA 02110, (617) 227-1050.

Participants in the Solicitation

        FSAC, Agiliti Holdco, Agiliti and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FSAC's stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of FSAC's directors and officers in the Prospectus/Proxy Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FSAC's shareholders in connection with the proposed business combination is set forth in the Prospectus/Proxy Statement and the Supplement thereto. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Prospectus/Proxy Statement and the Supplement thereto.

No Offer or Solicitation

        This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01    Financial Statements and Exhibits.

        (d)   Exhibits

Exhibit Number		Description
2.2	(a)	Amended and Restated Merger Agreement, by and among Federal Street Acquisition Corp., Agiliti, Inc., Umpire SPAC Merger Sub, Inc., Umpire Equity Merger Sub, Inc., Umpire Cash Merger Sub, Inc., Agiliti Holdco, Inc., (formerly known as UHS Holdco, Inc.), solely in their capacities as Majority Stockholders, IPC/UHS, L.P. ("IPC") and IPC/UHS Co Investment Partners, L.P., each a Delaware limited partnership (collectively, the "Majority Stockholders"), and solely in its capacity as the Stockholders' Representative, IPC, and, solely for purposes of Sections 1.6 and 9.12 of the A&R Merger Agreement, Umpire Equity Merger Sub, Inc.
10.1		Subscription Agreement, dated December 19, 2018, by and between THL Agiliti LLC and Federal Street Acquisition Corp.
99.1		Press Release, dated December 19, 2018.
99.2		Investor Presentation slide.

(a)
Certain schedules and exhibits to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 19, 2018

FEDERAL STREET ACQUISITION CORP.
By:	/s/ CHARLES P. HOLDEN
	Name:	Charles P. Holden
	Title:	Chief Financial Officer

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